SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            Schedule 13E-4

                     Issuer Tender Offer Statement

 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            AMENDMENT NO. 1

      DECADE COMPANIES INCOME PROPERTIES -- A LIMITED PARTNERSHIP
                         (Name of the Issuer)

      DECADE COMPANIES INCOME PROPERTIES -- A LIMITED PARTNERSHIP
                   (Name of Person Filing Statement)

                     Limited Partnership Interests
                    (Title of Class of Securities)

                                 None
                 (CUSIP Number of Class of Securities)

                          Jeffrey Keierleber
                         c/o Decade Companies
       Decade Companies Income Properties--A Limited Partnership
                   250 Patrick Boulevard, Suite 140
                   Brookfield, Wisconsin  53045-5864

                            with copies to

                       Conrad G. Goodkind, Esq.
                            Quarles & Brady
                        411 E. Wisconsin Avenue
                   Milwaukee, Wisconsin  53202-4497

_____________________________________________________________________
          (Names, Addresses and Telephone Numbers of Persons
           Authorized to Receive Notices and Communications
                on Behalf of Person Filing Statements.)

______________________October 24, 1996________________________________
(Date Tender Offer First Published, Sent or Given to Security Holders)

     This Amendment No. 1 to Schedule 13E-4 Issuer Tender Offer Statement is being filed by Decade Companies Income Properties -- A Limited Partnership (the "Partnership") in order to file a letter concerning the tender offer which was sent to all limited partners with the Form 10-Q for the quarter ended September 30, 1996. The Partnership is the issuer of the class of securities which is the subject of the Schedule 13E-4 transaction. Concurrently with the filing of this Issuer Tender Offer Statement, the Partnership is filing with the Securities and Exchange Commission, a Schedule 13E-3 Transaction Statement and the Offer to Purchase. A copy of the Offer to Purchase is attached as an Exhibit hereto. The information contained in the Offer to Purchase is incorporated by reference in answer to the items of this Issuer Tender Offer Statement and the Cross Reference Sheet set forth below shows the location in the Offer To Purchase of the information required to be included in response to the items of this Issuer Tender Offer Statement. The information contained in the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the exhibits and annexes thereto.

                         Cross Reference Sheet
         (Pursuant to General Instructions to Schedule 13E-4)

Schedule 13E-4
Item Number Caption           Caption in Offer to Repurchase (for
                              incorporation by reference)

1.   Security and Issuer
     (a)            "The Partnership -- Background of the
                    Partnership."

     (b)            "The Partnership -- Background of the
                    Partnership;" "The Offer."

     (c)            "Lack of Market and Distributions."

     (d)            Not Applicable.

2.   Source and Amount of Funds or Other Considerations

     (a)--(b)       "Financing the Offer."

3. Purpose of the Tender Offer and Plans or Proposal of the Issuer or Affiliate

     (a)--(j)       "The Partnership--Certain Effects of the Offer."

                    "The Partnership--Conduct of the Partnership After the Offer."

4.   Interest in Securities of the Issuer

                    No transactions in the Limited Partnership
                    Interests were effected by the Partnership or a relevant party.

5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities

                    "The Partnership--Interests of Certain Persons in the Offer."

6.   Persons Retained, Employed or to Be Compensated

                    "The Offer--Fees and Expenses;" "The Partnership -- Fairness of the Offer."

7.   Financial Information

     (a)            "Financial Statements."

     (b)            "Pro Forma Financial Data."

8.   Additional Information

     (a) "The Partnership--Interests of Certain Persons in the Offer;" "The Partnership--Certain Effects of the Offer;" "The Partnership--Conduct of the Partnership After the Offer."

     (b)            "The Partnership--Regulatory Matters."

     (c)            "The Partnership--Regulatory Matters."

     (d)            Not Applicable.

     (e) Offer to Purchase and the annexes and exhibits thereto.

9.   Material to be Filed as Exhibits

     (a)  *(1)      Offer to Purchase and the Annexes (appraisals and
                    fairness opinions) thereto.

          *(2)      Cover letter to Limited Partners, dated October
                    24, 1996.

           (3)      Cover letter to Limited Partners, dated November
                    12, 1996.

     (b)            Not Applicable.

     (c)            Not Applicable.

     (d)            Not Applicable.

     (e)            Not Applicable.

     (f)            Not Applicable.



* Previously filed

                              SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 1996.



                         DECADE COMPANIES INCOME PROPERTIES --
                         A LIMITED PARTNERSHIP



                         BY:   /s/ Jeffrey Keierleber
                              Jeffrey Keierleber, General Partner of
                              Decade Companies, General Partner
                              of the Partnership